EXHIBIT 99.16 Notice to ASX/LSE Rio Tinto and First Quantum complete La Granja joint venture transaction 28 August 2023 Rio Tinto and First Quantum Minerals ("First Quantum") have completed a transaction to form a joint venture that will work to unlock the development of the La Granja project in Peru, one of the largest undeveloped copper deposits in the world. La Granja is a complex orebody located at high altitude in Cajamarca, Northern Peru, that has the potential to be a large, long-life operation, with a published Indicated and Inferred Mineral Resource totalling 4.32 billion tonnes at 0.51% copper1. Following the completion of conditions including regulatory approvals from the Government of Peru, First Quantum has acquired a 55% stake in the project for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. Upon completion of the sole funding commitment, all subsequent expenditures will be applied on a pro-rata basis according to the share ownership of the project. As majority owner, First Quantum will now operate the La Granja project with initial work focussed on completing the feasibility study, as per the Transfer Agreement signed with the Government of Peru. Rio Tinto Copper Chief Executive Bold Baatar said: “Developing La Granja would provide a significant new supply of copper and further strengthen Rio Tinto’s portfolio of materials needed for the energy transition. Our partnership with First Quantum will bring our combined development capabilities and deep knowledge of La Granja to progress the project.” First Quantum Chief Executive Officer Tristan Pascall said: “La Granja has the potential to be a large, long- life operation and supply the copper that will be needed as the world transitions to the greener economy and where responsible mining will be the only acceptable way to produce metals. As operator, we will leverage our core strengths in mine design, project development and community engagement and look forward to developing our partnership with Rio Tinto. We appreciate the support from the Government of Peru for the completion of this transaction.” Rio Tinto acquired the La Granja Project from the Government of Peru in 2006 and carried out an extensive drilling programme that significantly expanded the declared resource and understanding of the orebody, and established partnerships with host communities, local and national governments. 1 The Mineral Resources referred to in this release comprise 130 Mt at 0.85% Cu Indicated Mineral Resources and 4,190 Mt at 0.50% Cu Inferred Mineral Resources. These Mineral Resources were reported in Rio Tinto’s 2022 Annual Report released on 22 February 2023, which is available at Annual Report (riotinto.com). The Competent Person responsible for reporting these Mineral Resources is Joanna Marshall, a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM). Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified. Mineral Resources are quoted in this release on a 100 per cent basis.

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com Category: General